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                              January 4, 2021

       Klaus Kleinfeld
       Chief Executive Officer
       Constellation Acquisition Corp I
       PO Box 309, Ugland House
       Grand Cayman, KY1-1104
       Cayman Islands

                                                        Re: Constellation
Acquisition Corp I
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
8, 2020
                                                            CIK No. 0001834032

       Dear Mr. Kleinfeld:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1, submitted December 8, 2020

       Summary, page 1

   1. We note your disclosure that Heads! International will provide its executive search and evaluation functions to
Constellation on an exclusive basis. Please describe the scope of such exclusivity, and
disclose whether there is a written agreement for such exclusivity.
       Management, page 101

   2. Please disclose the business experience over the last five years for each of your executive officers and/or
director nominees. For example, clarify the dates of Martin Weckwerth's experience, and also
disclose the business experience of Michael Wunderlich. See Item
 Klaus Kleinfeld
Constellation Acquisition Corp I
January 4, 2021
Page 2
         401(e) of Regulation S-K.
       You may contact Mark Wojciechowski at (202) 551-3759 or John Cannarella at (202)
551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson, Special
Counsel, at (202) 551-3584 with any other questions.



FirstName LastNameKlaus Kleinfeld                        Sincerely,
Comapany NameConstellation Acquisition Corp I
                                                         Division of
Corporation Finance
January 4, 2021 Page 2                                   Office of Energy &
Transportation
FirstName LastName